Filed under Rule 433
File No. 333-180897-01

Final Term Sheet

June 9, 2014

Issuer:	Arizona Public Service Company
Security:	$250,000,000 3.350% Notes due 2024
Maturity:	June 15, 2024
Interest rate:	3.350%
Yield to maturity:	3.361%
Spread:	+75 basis points
Benchmark Treasury security:	2.50% due May 15, 2024
Benchmark Treasury yield:	2.611%
Optional redemption:	Make-whole call at any time prior to March 15, 2024 at Treasury rate plus 15 basis points and, thereafter, at par
Interest payment dates:	June 15 and December 15
First interest payment date:	December 15, 2014
Public offering price:	99.908% per note
Trade date:	June 9, 2014
Settlement date:	June 18, 2014 (T+7)
Expected ratings:	A3 / A- / A- (Moody’s / S&P / Fitch)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Joint Book-Running Managers:	BNP Paribas Securities Corp.
BNY Mellon Capital Markets, LLC
J.P. Morgan Securities LLC
Scotia Capital (USA) Inc.
Co-Managers:	C.L. King & Associates, Inc.
UMB Financial Services, Inc.
CUSIP/ISIN:	040555 CQ5 / US040555CQ52

Arizona Public Service Company has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Arizona Public Service Company has filed with the SEC for more complete information about Arizona Public Service Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Arizona Public Service Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, BNY Mellon Capital Markets, LLC toll-free at 1-800-369-6864, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.

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